December 23rd, 2016

Via EDGAR

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Long:

Re: Genesys Industries, Inc. (the “Company”)

Amendment No. 4 to Registration Statement on Form S-1
Filed December 15, 2016

File No. 333-213387

I am President and C.E.O. of the Company and write this letter on behalf of the Company. Your comment is reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Financial Statements for the Period Ended September 30, 2016

Condensed Statements of Operations, page F-14

1.	We have reviewed your response to prior comment 4. As previously requested, please revise the presentation of basic and diluted loss per common share on the face of your statements of operations to indicate that basic and diluted loss per common share were $0.00 and $(0.02) for the three months ended September 30, 2016 and 2015, respectively.

RESPONSE: We have made the revisions requested.

Note 7 - Subsequent Events, page F-18

2.	We have reviewed your response to prior comment 5. We note that you now disclose you performed an evaluation of subsequent events through the date that the financial statements were available to be issued on November 28, 2016. However, you also disclose that you performed an evaluation of subsequent events through the date of the filing. Please revise your disclosure to state that you either (1) performed an evaluation of subsequent events through the date that the financial statements were available to be issued on November 28, 2016, or that you (2) performed an evaluation of subsequent events through the date the financial statements were issued (and include such date), as applicable. Your inclusion of “and through the date of the filing” does not meet the disclosure requirements set forth in ASC 855-10-50-1.

RESPONSE: We have made the proper revisions requested.

We hope that our letter has fully addressed each of the Staff’s comments. If you have any questions regarding our responses, please do not hesitate to contact me.

Yours very truly,

Genesys Industries, Inc.

Per: /s/ Shefali Vibhakar

Shefali Vibhakar

President & C.E.O.

cc: Faiyaz Dean

Dean Law Corp.